UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

Bruce H. Beatt

Senior Vice President and General Counsel

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

(860) 225-5111

with a copy to:

Christopher R. Johnson

Miles & Stockbridge P.C.

10 Light Street

Baltimore, Maryland 21202

(410) 727-6464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45668X 10 5
1	Names of reporting persons Stanley Black & Decker, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 06-0548860
2	Check the appropriate box if a member of group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,261,781 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,261,781
11	Aggregate amount beneficially owned by each reporting person 6,261,781
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 76.5% (2)
14	Type of reporting person CO

(1)	Beneficial ownership of the above referenced shares of Common Stock (as defined below) is being reported hereunder solely because Stanley Black & Decker, Inc. may be deemed to beneficially own such shares solely with respect to those matters described in the Voting Agreement (as defined below), which shares include, as of December 15, 2010, (i) 2,691,790 shares of outstanding Common Stock owned by Hercules Technology I, LLC, (ii) 1,813,878 shares of outstanding Common Stock owned by Hercules Technology Growth Capital, Inc., (iii) 1,083,165 shares of Common Stock underlying convertible debt held by Hercules Technology Growth Capital, Inc., and (iv) 672,948 shares of Common Stock underlying warrants held by Hercules Technology I, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stanley Black & Decker, Inc. that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The calculation is based on 8,184,807 shares of Common Stock, which is equal to the sum of (a) 6,428,694 shares of Common Stock outstanding (based solely on information provided by InfoLogix, Inc.), (b) 1,083,165 shares of Common Stock underlying the debt held by Hercules Technology Growth Capital, Inc. on a fully-converted basis, and (c) 672,948 shares of Common Stock underlying warrants held by Hercules Technology I, LLC on a fully-exercised basis.

CUSIP No. 45668X 10 5

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.00001 per share (the “Common Stock”), of InfoLogix, Inc., a Delaware corporation (“InfoLogix”). The address of the principal executive offices of InfoLogix is 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania 19040.

Item 2.	Identity and Background.

(a) – (c) and (f). The name of the person filing this statement is Stanley Black & Decker, Inc., a Connecticut corporation (“Stanley Black & Decker”). The address of the principal office of Stanley Black & Decker is 1000 Stanley Drive, New Britain, Connecticut 06053. Stanley Black & Decker is a diversified global provider of hand tools, power tools and related accessories, mechanical access solutions and electronic security solutions, engineered fastening systems, infrastructure solutions and more. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Stanley Black & Decker are identified on Appendix A attached hereto.

(d) During the past five years, neither Stanley Black & Decker nor, to the best of Stanley Black & Decker’s knowledge, any of the persons identified on Appendix A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Stanley Black & Decker nor, to the best of Stanley Black & Decker’s knowledge, any of the persons identified on Appendix A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is incorporated in this Item 3 by reference.

Stanley Black & Decker has entered into the Voting Agreement (as defined below), pursuant to which Stanley Black & Decker may be deemed to have acquired the Voting Agreement Shares (as defined below) and certain irrevocable proxies to vote such shares. Stanley Black & Decker did not pay any additional consideration to Hercules or HTI (each as defined below) in connection with the Voting Agreement.

CUSIP No. 45668X 10 5

Item 4.	Purpose of Transaction.

Merger Agreement

On December 15, 2010, Stanley Black & Decker entered into an Agreement and Plan of Merger (the “Merger Agreement”) with InfoLogix and Iconic Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Stanley Black & Decker (“Merger Sub”). Pursuant to the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into InfoLogix, with InfoLogix surviving the merger as a wholly owned subsidiary of Stanley Black & Decker (the “Merger”). At the effective time of the Merger, each outstanding share of Common Stock will be cancelled and converted automatically into the right to receive $4.75 in cash, without interest, except for shares (i) in respect of which appraisal rights have been properly exercised under Delaware law and (ii) owned by InfoLogix or any of its wholly owned subsidiaries or by Stanley Black & Decker or any of its wholly owned subsidiaries. At the effective time of the Merger, options to acquire shares of Common Stock held by three of InfoLogix’s executive officers and the vested stock options to acquire shares of the Common Stock that are “in the money” held by two members of InfoLogix’s board of directors will be cancelled in exchange for an amount per share of Common Stock underlying the applicable stock option equal to $4.75 less the exercise price payable in respect of each share of Common Stock underlying the stock option. Furthermore, each warrant to acquire shares of Common Stock that are currently “in the money” that is outstanding and unexercised immediately prior to the effective time of the Merger, will be cancelled in exchange for an amount per share of Common Stock underlying the applicable warrant equal to $4.75 less the exercise price payable in respect of each share of Common Stock underlying the warrant.

The consummation of the Merger is subject to various customary closing conditions, including (i) 20 days having elapsed from the mailing of the definitive information statement, with respect to the Merger Agreement, to InfoLogix’s stockholders in conjunction with the Act, and the rules and regulations promulgated thereunder, (ii) the absence of a material adverse effect on InfoLogix, (iii) the absence of legal prohibitions on the completion of the Merger, (iv) the accuracy of the representations and warranties made by InfoLogix, Stanley Black & Decker and Merger Sub and (v) the performance, in all material respects, by each of InfoLogix, Stanley Black & Decker and Merger Sub of all of its respective obligations, agreements and covenants under the Merger Agreement. The Merger is not subject to any financing condition. Completion of the Merger is expected to occur early in the first quarter of 2011 although there can be no assurance the Merger will close during the expected time frame or at all.

The Merger Agreement contains customary representations and warranties made by InfoLogix, Stanley Black & Decker and Merger Sub. InfoLogix has also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to conduct its material operations in the ordinary course of business consistent with past practice and (ii) not to take certain actions prior to the closing of the Merger without the prior consent of Stanley Black & Decker.

The Merger Agreement prohibits InfoLogix from soliciting or encouraging competing acquisition proposals. InfoLogix may, however, subject to the terms and conditions set forth in the Merger Agreement, provide information to a third party that makes an unsolicited acquisition proposal during the 30 calendar day period after the date of the Merger Agreement and may engage in discussions and negotiations with such third party until the expiration of 30 days after the date of the Merger Agreement, provided that, among other things, the board of directors determines in good faith (after consultation with its outside counsel) that such unsolicited acquisition proposal is, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement). Under certain circumstances, InfoLogix is permitted to terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, provided that InfoLogix must, among other things, notify Stanley Black & Decker at least three days in advance of its intention to take such action and concurrently with entering into such agreement pay Stanley Black & Decker the termination fee discussed below.

The Merger Agreement may be terminated by either InfoLogix or Stanley Black & Decker in certain circumstances, and if the Merger Agreement is terminated, then InfoLogix or Stanley Black & Decker may be required under certain circumstances specified in the Merger Agreement to pay the other a termination fee of $2,000,000.

CUSIP No. 45668X 10 5

Voting Agreement

After the execution of the Merger Agreement, pursuant to the terms of a Written Consent and Voting Agreement (the “Voting Agreement”) entered into by and among Stanley Black & Decker, Hercules Technology Growth Capital, Inc. (“Hercules”) and Hercules Technology I, LLC (“HTI”), a wholly owned subsidiary of Hercules (Hercules and HTI, together, the “Principal Stockholders”), the Principal Stockholders executed and delivered to InfoLogix a written consent approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Merger. As a result, no further action by any other InfoLogix stockholder is required in connection with the adoption of the Merger Agreement and the approval of the transactions contemplated thereby.

        Pursuant to the Voting Agreement, Stanley Black & Decker may be deemed to beneficially own 6,261,781 shares of Common Stock (solely with respect to those matters described in the Voting Agreement) (the “Voting Agreement Shares”), which includes, as of December 15, 2010, (i) 2,691,790 shares of outstanding Common Stock owned by HTI, (ii) 1,813,878 shares of outstanding Common Stock owned by Hercules, (iii) 1,083,165 shares of Common Stock underlying convertible debt held by Hercules, and (iv) 672,948 shares of Common Stock underlying warrants held by HTI.

The Voting Agreement terminates upon the earliest of (i) the effective date of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) an amendment to the Merger Agreement without the prior written consent of Hercules that reduces the amount, changes the form or imposes any material restrictions or conditions on the receipt of the consideration payable in the Merger or is otherwise adverse to the holders of the Common Stock.

Purchase and Sale Agreement

InfoLogix presently has outstanding approximately $22.1 million of indebtedness to Hercules. In connection with the Merger Agreement and pursuant to a Purchase and Sale Agreement, dated December 15, 2010 (the “Purchase and Sale Agreement”), by and among Stanley Black & Decker, Hercules and HTI, which addresses the treatment of all outstanding debt owed by InfoLogix to Hercules and HTI’s outstanding warrant to purchase shares of Common Stock, immediately prior to the effective time of the Merger, Stanley Black & Decker will purchase all of InfoLogix’s indebtedness to Hercules. The Purchase and Sale Agreement also provides for the cash-out of HTI’s warrant and the ability of Hercules to convert certain obligations currently outstanding into Common Stock. Stanley Black & Decker would be substituted in place of Hercules under InfoLogix’s Amended and Restated Loan Agreement dated November 20, 2009, as amended February 19, 2010, April 6, 2010, June 25, 2010 and October 28, 2010. A portion of the proceeds payable to holders of options and warrants upon the Merger, as well as amounts paid immediately prior to the effective time of the Merger in satisfaction of certain of InfoLogix’s indebtedness at the effective time will be set aside for deposit into an escrow fund for subsequent release.

The foregoing descriptions of the Merger Agreement, the Voting Agreement and the Purchase and Sale Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which (and the terms therein) is incorporated herein by reference as Exhibit 2.1, the Voting Agreement, a copy of which (and the terms therein) is incorporated herein by reference as Exhibit 10.1, and the Purchase and Sale Agreement, a copy of which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of December 15, 2010, pursuant to the Voting Agreement, Stanley Black & Decker may be deemed to beneficially own the Voting Agreement Shares, which represent approximately 70.6% of the shares of Common Stock that would have been outstanding as of December 15, 2010 if all outstanding convertible debt was converted into shares of Common Stock and all outstanding options and warrants were exercised into shares of Common Stock (based solely upon information provided by InfoLogix). To the extent provided in the Voting Agreement and the Purchase and Sale Agreement, Stanley Black & Decker shares voting and dispositive power over the Voting Agreement Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stanley Black & Decker that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To Stanley Black & Decker’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified on Appendix A.

(c) Other than as described in this Schedule 13D, neither Stanley Black & Decker, nor, to its knowledge, any person identified on Appendix A, has effected any transaction in shares of the Common Stock during the past 60 days.

(d) To Stanley Black & Decker’s knowledge, no person other than the Principal Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described above and in the agreements incorporated herein by reference and set forth as exhibits hereto, Stanley Black & Decker does not have, and to the best of Stanley Black & Decker’s knowledge the persons identified on Appendix A do not have, any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 and any other person with respect to any securities of InfoLogix, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 45668X 10 5

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Iconic Merger Sub, Inc., and InfoLogix, Inc., filed as Exhibit 2.1 to the Current Report on Form 8-K filed on December 15, 2010 by InfoLogix, Inc. and incorporated herein by reference.

10.1	Written Consent and Voting Agreement, dated as of December 15, 2010, by and among Stanley Black & Decker, Inc., Hercules Technology I, LLC and Hercules Technology Growth Capital, Inc., filed as Exhibit 10.1 to the Current Report on Form 8-K filed on December 15, 2010 by InfoLogix, Inc. and incorporated herein by reference.

99.1	Purchase and Sale Agreement, dated December 15, 2010, by and among Stanley Black & Decker, Inc., Hercules Technology Growth Capital, Inc., and Hercules Technology I, LLC

CUSIP No. 45668X 10 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010

STANLEY BLACK & DECKER, INC.

By:	/s/ BRUCE H. BEATT
SENIOR VICE PRESIDENT AND GENERAL COUNSEL

CUSIP No. 45668X 10 5

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF STANLEY BLACK & DECKER, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Stanley Black & Decker, Inc. (“Stanley Black & Decker”) are set forth below. If no business address is given, the director’s or officer’s business address is 1000 Stanley Drive, New Britain, Connecticut 06053. Unless otherwise indicated, positions specified are positions with Stanley Black & Decker. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name	Present Principal Occupation Including Name and Address of Employer

Nolan D. Archibald	Executive Chairman of the Board, Stanley Black & Decker, Inc.

John G. Breen	Lead Independent Director, Stanley Black & Decker, Inc. Retired; Former Chairman & Chief Executive Officer, The Sherwin-Williams Company

George W. Buckley	Chairman, President & Chief Executive Officer, 3M Company

Patrick D. Campbell	Senior Vice President and Chief Financial Officer, 3M Company

Carlos M. Cardoso	Chairman, President & Chief Executive Officer, Kennametal, Inc.

Virgis W. Colbert	Former Executive Vice President, Miller Brewing Company

Robert B. Coutts	Retired; Former Executive Vice President, Lockheed Martin Corporation

Manuel A. Fernandez	Chairman Emeritus, Gartner, Inc.

Benjamin H. Griswold, IV	Chairman, Brown Advisory

Eileen S. Kraus	Retired; Former Chairman, Fleet Bank, Connecticut

John F. Lundgren	President & Chief Executive Officer, Stanley Black & Decker, Inc.

Anthony Luiso	Retired President—Campofrio Spain, Campofrio Alimentacion, S.A.

Marianne Miller Parrs	Retired; Former Executive Vice President & Chief Financial Officer, International Paper Company

Robert L. Ryan	Retired; Former Senior Vice President & Chief Financial Officer, Medtronic, Inc.

Lawrence A. Zimmerman	Vice Chairman & Chief Financial Officer, Xerox Corporation

Executive Officers Who Are Not Directors

Name	Present Principal Occupation Including Name and Address of Employer

Donald Allan, Jr.	Senior Vice President and Chief Financial Officer

Jeffery D. Ansell	Senior Vice President & Group Executive, Construction & DIY

Hubert W. Davis, Jr	Senior Vice President & Chief Information Officer/SFS

James M. Loree	Executive Vice President and Chief Operating Officer

Michael A. Bartone	Vice President Corporate Tax

Bruce H. Beatt	Senior Vice President and General Counsel

D. Brett Bontrager	Senior Vice President & Group Executive Convergent Security Solutions

Justin C. Boswell	Senior Vice President & Group Executive Mechanical Access Solutions

Jeff Hung-Tse Chen	Vice President & President Asia

Craig A. Douglas	Vice President and Treasurer

Massimo Grassi	President Industrial & Automotive Repair

Mark J. Mathieu	Senior Vice President Human Resources

Jaime Ramirez	President Latin America

Ben S. Sihota	President Emerging Markets Pacific Group

William Taylor	President Professional Power Tools & Products

Michael A. Tyll	President Engineered Fastening

John Wyatt	President Construction & DIY EMEA